December 7, 2017

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
File No. 0-22513

Dear Mr. Thompson:

We received your comment letter dated November 24, 2017, regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which requests a response by December 8, 2017. Pursuant to our request to Ta Tanisha Meadows for a ten business day extension, we hereby confirm that we will respond to the comment letter on or before December 22, 2017.

Very truly yours,

/s/ Mark F. Hoffman

Mark F. Hoffman
Vice President & Associate General Counsel and
Assistant Secretary
Amazon.com, Inc.

cc:	Ta Tanisha Meadows, Staff Accountant
Division of Corporation Finance

Danilo Castelli, Staff Attorney
Division of Corporation Finance

Lilyanna Peyser, Special Counsel
Division of Corporation Finance

Shelley L. Reynolds
Vice President, Worldwide Controller
Amazon.com, Inc.

December 7, 2017

David A. Zapolsky
Senior Vice President, General Counsel, and Secretary
Amazon.com, Inc.

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP